WISDOMTREE RULES-BASED METHODOLOGY

Balanced Income Index

Last Updated November 2017

WISDOMTREE RULES-BASED EARNINGS-WEIGHTED METHODOLOGY

1.	Overview and Description of Methodology Guide for Balanced Income Index

WisdomTree Balanced Income Index was developed by WisdomTree Investments, Inc. (“WTI”) to provide a balanced exposure to global equities and fixed income, in developed and emerging market countries.

The Index is comprised of exchange traded funds (“ETFs”) and is reconstituted annually to approximately a 60% equity exposure and a 40% fixed income exposure. The fixed income exposure includes government bonds, corporate bonds, mortgage-backed securities and other mortgage-related products. A quarterly rebalance will occur to the extent such exposures deviate by greater than 2% in order to maintain an approximate 60% equity/40% fixed income exposure.

The Balanced Income Index is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The Index is calculated using primary market prices.

2.	Key Features

2.1.	Membership Criteria

The Index is comprised of ETFs selected for inclusion. To be eligible for inclusion, the ETF must trade on a major U.S. exchange and be on the reference list. The fixed income exposure includes government bonds, corporate bonds, mortgage-backed securities and other mortgage-related products.

Reference List:

•	U.S. Equity

WisdomTree U.S. LargeCap Dividend Fund (DLN)

WisdomTree U.S. High Dividend Fund (DHS)

•	Non-U.S. Equity

WisdomTree Dynamic Currency Hedged International Equity Fund (DDWM)

WisdomTree International High Dividend Fund (DTH)

WisdomTree Emerging Markets Dividend Fund (DVEM)

•	Fixed Income

WisdomTree Barclays Yield Enhanced U.S. Aggregate Bond Fund (AGGY)

WisdomTree Fundamental U.S. Corporate Bond Fund (WFIG)

WisdomTree Interest Rate Hedged High Yield Bond Fund (HYZD)

WisdomTree Emerging Markets Local Debt Fund (ELD)

iShares 20+ Year Treasury Bond ETF (TLT)

iShares MBS ETF (MBB)

Number of ETFs

The number of ETFs in the Index is subject to the selection and eligibility criteria at the time of annual reconstitution.

2.2	Base Date and Base Value

The WisdomTree Balanced Income Index was established with a base value of 200 on November 30, 2017.

2.3	Calculation and Dissemination

The following formula is used to calculate the index levels for the Balanced Income Index:

Si = Number of shares in the index for security i.

Pi = Price of security i

D = Divisor

The Balanced Income Index is calculated every weekday. If trading is suspended while one of the three major exchanges is still open, the last traded price for that ETF is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the ETF’s adjusted closing price from the previous day is used to calculate the Index. Until a particular ETF opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars. The price Index is updated on a real time basis, while the total return Index is calculated and disseminated on an end-of-day basis. Price index values are calculated and disseminated every 15 seconds.

2.4	Weighting

At the annual rebalance in December, the aggregate equity exposure will rebalance back to 60% and the fixed income exposure will rebalance back to 40%. Within the annual rebalance, if the exposure drifts above or below a 2% band, it will trigger a rebalance back to the target weights at calendar quarter end, i.e. December, March, June, September. This check will be done approximately 5 days before the calendar quarter end.

Within the equity exposure, at the annual rebalance date, the ETFs will be weighted by the following principles:

•	Regional weights of U.S. vs. ex-U.S. should be within 4% relative to their market cap weight. If the exposures drift beyond a 4% band, it will trigger a rebalance back to the target weight set during the annual rebalance at calendar quarter end. This check will be done approximately 5 days before the calendar quarter end.

•	Within regional classifications, ETFs that offer higher yields than the targeted benchmark will typically be included, while maintaining diversified country and sector exposure.

Within the fixed income exposure, at the annual rebalance date, the ETFs (or underlying exposure) will be weighted by the following principles:

•	Aggregate duration for the index will be set within 1 year of the duration of the Barclays U.S. Aggregate Index at the annual rebalance date. The duration difference will be checked approximately 5 days before each calendar quarter end. If the difference drifts beyond a 0.5 year duration tolerance, it will trigger a readjustment to the targeted difference at quarter end. This adjustment will consist of a rebalance to target weights and then a supplemental shift of weight between higher and lower duration core positions until the target is achieved.

2.5	Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends require index divisor adjustments to prevent the distribution from distorting the price Index.

3.	Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for deletions, stock splits, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, require changes in the index shares and the stock prices of the components in the Index. Other corporate actions, such as special dividends, may require Index divisor adjustments. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate action, or when the Index Calculation Agent typically applies such corporate actions. Whenever possible, changes to the Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

3.1.	Component Changes

Index constituents are not expected to change between rebalancing periods, except as set forth below.

•	Additions

Additions to the Balanced Income Index are made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading on the first Monday following the close of trading on the second Friday in December. No additions are made to the Index between annual reconstitutions, except in cases to replace deleted constituents, which may occur in between rebalancing intervals.

•	Deletions

An ETF may be removed from the Index in the event of a material event that impairs the operating ability of the ETF (including liquidation) or its management company, there is a substantial or material change to the ETF’s investment objective, the ETF fails to offer acceptable tracking of its benchmark and/or the ETF ceases to function as a reasonable proxy for its benchmark.

3.2.	Reorganization

Should an ETF be reorganized into an ETF with a substantially or materially similar investment objective, such surviving ETF may stay in the Index until the next annual reconstitution.

4.	Index Divisor Adjustments

Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree Investments reserves the right to determine the appropriate implementation method.

5.	Selection Parameters

5.1.	Selection parameters for the WisdomTree Balanced Income Index are defined in 2.1. Companies that pass this selection criteria as of the Screening Date are included in the Index. The component companies are assigned weights in the Index as defined in section 2.4 and the annual reconstitution of the Index takes effect as defined in section 3.1.